January 13, 2017

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)

File No. 333-215180

Ladies and Gentlemen:

This letter is being filed as correspondence in response to comments received from the staff of the Securities and Exchange Commission with respect to the Trust’s recent filing on Form N-14 (file no. 333-215180), which were provided by Ms. Anu Dubey of the Division of Investment Management on January 10, 2017.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1	(Proxy Statement/Prospectuses – Global Comment)

The combined proxy statement/prospectus (“Proxy Statement/Prospectus”) notes in some places that the Harbor Strategic Growth Fund is a new shell series of the Trust and in other places merely notes that the Harbor Strategic Growth Fund is a series of the Trust. Please use the phrase “new shell series” throughout the Proxy Statement/Prospectus.

Response:	Comment no. 1 is accepted.

COMMENT 2	(Proxy Statement/Prospectuses – General Comment)

Please indicate in the Proxy Statement/Prospectus that the Acquiring Fund will adopt the performance of the Target Fund.

Response:

Comment no. 2 is accepted. We note that the Proxy Statement/Prospectus on page 17 under the heading “Comparison of fund performance” already states that “[i]f the Reorganization is approved, the Acquiring Fund will be continuing the performance history of the Target Fund.”

COMMENT 3	(Proxy Statement/Prospectus – Page 9 – Overview)

In the response to the question “Who will bear the expense associated with the Reorganization?”, please add the following parenthetical from footnote 3 to the fee table: “(except that certain brokerage and transaction costs may be incurred by the Target Fund).”

Response:	Comment no. 3 is accepted.

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

January 13, 2017

COMMENT 4	(Proxy Statement/Prospectus – Page 10 – Overview)

In the response to the question “How do the fees of the Acquiring Fund compare to those of the Target Fund?”, please add the following sentence prior to the discussion comparing the Acquiring and Target Funds’ total expense ratios after fee waivers and/or expense reimbursements: “The total expense ratio, without fee waivers and/or expense reimbursements, is expected to be lower for shareholders of the Institutional Class of the Acquiring Fund after the Reorganization as compared to shareholders of Institutional Shares of the Target Fund.”

Response:	Comment no. 4 is accepted.

COMMENT 5	(Proxy Statement/Prospectus – Page 2 – Comparison of the Target Fund and the Acquiring Fund)

In accordance with Item 3(b) of Form N-14, please add one or two sentences as necessary to the beginning of each subsection in this section that highlights the differences between the Target Fund and the Acquiring Fund.

Response:

Comment no. 5 is accepted. After reviewing all of the disclosure in this section, we have added the following sentence to the beginning of the “Investment strategy” subsection: “The investment strategies of the Target Fund and the Acquiring Fund are largely the same, although there are slight differences in how the investment strategies and processes are described as noted below.”

COMMENT 6	(Proxy Statement/Prospectus – Page 13 – Fee Table)

In accordance with Item 3 of Form N-14, please confirm that the fees presented in the fee table for the Mar Vista Strategic Growth Fund are current.

Response:	We confirm that the fees shown for the Mar Vista Strategic Growth Fund are current.

COMMENT 7	(Proxy Statement/Prospectus – Page 13 – Fee Table – Footnotes 5 and 7)

Please confirm whether Mar Vista Investment Partners, LLC (“Mar Vista”) has the ability to recoup from the Mar Vista Strategic Growth Fund in the future any amounts that Mar Vista incurred pursuant to the Mar Vista Strategic Growth Fund’s expense limitation agreement and separately confirm whether Harbor Capital Advisors, Inc. (“Harbor Capital”) will have the ability to recoup from the Harbor Strategic Growth Fund in the future any amounts that Harbor Capital will incur pursuant to the Harbor Strategic Growth Fund’s expense limitation agreement. If either investment adviser may recoup such amounts, please explain in either or both of footnotes 5 and 7 to the fee table.

Response:

We confirm that Mar Vista does not have the ability to recoup from the Mar Vista Strategic Growth Fund in the future any amounts that Mar Vista incurred pursuant to the Mar Vista Strategic Growth Fund’s expense limitation agreement. In addition, we confirm that Harbor Capital will not recoup in any subsequent fiscal year the amounts incurred pursuant to the expense limitation agreement with the Harbor Strategic Growth Fund.

Securities and Exchange Commission

January 13, 2017

COMMENT 8	(Proxy Statement/Prospectus – Page 14 – Mar Vista Strategic Growth Fund (Target Fund) and Harbor Strategic Growth Fund (Acquiring Fund) – Investment Strategy)

The disclosure for the Acquiring Fund indicates that it will invest in equity securities, principally common and preferred stocks of U.S. companies. The preceding disclosure regarding the Target Fund is silent regarding whether it invests in U.S. companies. If the Target Fund invests in U.S. companies, please disclose.

Response:

Comment no. 8 is accepted. We will add the following sentence to the Target Fund’s disclosure: “Mar Vista has historically invested a majority of the Target Fund’s assets in the equity securities of U.S. companies.”

COMMENT 9	(Proxy Statement/Prospectus – Page 16 – Mar Vista Strategic Growth Fund (Target Fund) and Harbor Strategic Growth Fund (Acquiring Fund) – Investment Risks – Issuer Concentration Risk)

Please use a word other than “concentration” to describe both funds’ investment in a more limited number of companies.

Response:	Comment no. 9 is accepted. We have changed the heading of this risk to “Limited Number of Holdings Risk”.

COMMENT 10

(Proxy Statement/Prospectus – Page 16 – Mar Vista Strategic Growth Fund (Target Fund) and Harbor Strategic Growth Fund (Acquiring Fund) – Additional Information about the Acquiring Fund’s Investments – Derivative Instruments)

Please describe the Target Fund’s use of derivatives.

Response:	Comment no. 10 is accepted. We have added the following language to the end of this section:

“The Target Fund may, but is not required to, use futures contracts, options on futures, and options on securities and securities indices, as a non-principal investment strategy for: bona fide hedging; attempting to offset changes in the value of securities held or expected to be acquired or be disposed of; attempting to minimize fluctuations in foreign currencies; attempting to gain exposure to a particular market, index or instrument; or other risk management purposes. The Target Fund may also enter into other derivative investments such as swaps. Generally, derivative securities are investments that derive their value on the value of an underlying asset, reference rate or index. All derivative investments are subject to a number of risks such as liquidity, operational, counterparty, accounting and tax risks. The use of derivatives is a highly specialized investment activity.”

Securities and Exchange Commission

January 13, 2017

COMMENT 11

(Proxy Statement/Prospectus – Page 16 – Mar Vista Strategic Growth Fund (Target Fund) and Harbor Strategic Growth Fund (Acquiring Fund) – Comparison of fundamental and non-fundamental investment policies)

Please state the effect of the difference in the fundamental investment policies of the Mar Vista Strategic Growth Fund and the Harbor Strategic Growth Fund relating to borrowing.

Response:

Comment no. 11 is accepted. We have added the following sentence to the end of this section: “Accordingly, the Harbor Strategic Growth Fund has broader ability to borrow than the Mar Vista Strategic Growth Fund.”

COMMENT 12	(Proxy Statement/Prospectus – Page 21 – Comparison of share classes and distribution arrangements – Distribution plans and service plans)

In accordance with Item 12(b)(2) of Form N-1A, please add the following disclosure to this section: “Because these fees are paid out of the Acquiring Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

Response:	Comment no. 12 is accepted.

COMMENT 13	(Proxy Statement/Prospectus – Page 26 – Board considerations)

Please clarify what is meant by the phrase “including the opportunity to adopt the Target Fund.”

Response:

Comment no. 13 is accepted. We have revised this sentence to read: “The Board considered the potential benefits of the Reorganization to Harbor Capital and Mar Vista, including Harbor Capital’s interest in adopting the operating history of the Target Fund, which has a five-year performance track record, and financial benefits, such as the subadvisory fee and amount payable to Mar Vista under the asset purchase agreement.”

COMMENT 14	(Proxy Statement/Prospectus – Page 29 – Pro Forma Capitalization Table)

The pro forma capitalization table in the Proxy Statement/Prospectus should be dated within 30 days of the filing date of the Trust’s filing on Form N-14 (which was December 19, 2016).

Response:	Comment no. 14 is accepted. The pro forma capitalization table has been updated as shown below to reflect data as of November 30, 2016:

	Mar Vista Strategic Growth Fund (Target Fund)	Harbor Strategic Growth Fund (Acquiring Fund)	Pro Forma adjustments	Pro Forma Harbor Strategic Growth Fund (Acquiring Fund)
Net assets
Institutional Class	$28,371,754.85	$0	$0	$28,371,754.85
Net asset value per share
Institutional Class	$15.56	$0	$0	$15.56
Shares outstanding
Institutional Class	1,823,360.336	0	0	1,823,360.336

Securities and Exchange Commission

January 13, 2017

COMMENT 15	(SAI – Page B-31 – Investment Restrictions – Fundamental Investment Restrictions)

Please add disclosure indicating that in applying fundamental investment restriction no. 4, the Acquiring Fund will consider the concentration of any underlying investment companies in which it invests when determining compliance with its own concentration policy.

Response:

Comment no. 15 is respectfully not accepted. Adding policy disclosure to the SAI to the effect that we would “consider” the concentration limits of any underlying investment companies in which the Acquiring Fund may invest when determining diversification leaves too open-ended the scope and nature of obligation that the Acquiring Fund would be agreeing to undertake. It would also leave uncertain the important issue of how the Acquiring Fund, should it invest as a passive investor in another investment company, would, as a practical matter, be able to comply with this obligation. For example, we do not know what “consider” would mean in this context, where the issuers represented in an underlying fund’s portfolio change continuously, all without our control or advance knowledge. We are not comfortable implying to shareholders an obligation that is not clear in its meaning and that Harbor Capital and the Acquiring Fund could not as a practical matter control or police on a real time basis.

We also are not aware of any provision of the Investment Company Act of 1940 or any regulation or formal SEC position thereunder that requires an investment company to apply the diversification limits of Section 5 to securities that are not in that company’s portfolio. Further, we note that in recognition of the fact that underlying investment companies themselves tend to hold numerous issuers, Section 5 specifically excepts from the diversification requirements applicable to a fund shares held in other investment companies.

COMMENT 16	(SAI – Page B-31 – Investment Restrictions – Fundamental Investment Restrictions)

Please revise the clause “and privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry” to clarify that such securities are part of an industry.

Response:

Comment no. 16 is respectfully not accepted. A commonly accepted understanding of industry is: an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (MBS) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. Further, issuers of MBS are not themselves engaged in any industry but are merely passive, pass thru or conduit structures for securitization of the debt of individuals or companies (i.e., the obligors on the underlying debt).

MBS may be backed by: (i) traditional residential mortgages; (ii) second or home equity mortgages; (iii) multi-family mortgages; or (iv) commercial property mortgages (CMBS). The obligors, originators and special purpose vehicle (SPV) issuers, as well as the underlying mortgages, have materially different primary economic characteristics.

Securities and Exchange Commission

January 13, 2017

Obligors are individuals (whose economic circumstances, incomes and dependencies are as varied as are their employers and their employers’ industries or, in the case of self-employed persons, their own businesses) and institutions (who can be in any industry including non-real estate industries). A residential obligor could be an individual employed by a Coca Cola plant, while the obligors of a CMBS in the same pool could be a high tech company and a coal mining company. While one might say all obligors are “real estate” investors of some sort, that should not lead to a “real estate” industry classification. The consumer/homeowner/teacher with a residential mortgage loan would not likely consider him or herself in the real estate “industry” simply by owning a home in which to live. Likewise, the pharmaceuticals company that is the obligor on a commercial mortgage loan would not likely consider itself to be in the real estate industry simply because it owns the laboratory in which its pharmaceuticals are made. Even obligors of the same type are also widely diversified by region with different local economic outlooks, and real estate markets in each.

The originators of mortgage loans are commercial banks, savings and loans and non-bank lenders in different regions with different business focus (e.g., residential/consumer vs. commercial lending). Even if the originators were all considered to be in the real estate lending business, they are not the obligors but typically the obligees/debt holders. The SEC and fund industry do not typically classify debt by the industry of the obligee. To the extent the term “originator” includes mortgage brokers and similar entities, these are not even obligees.

As noted above, an SPV issuer of MBS is more accurately described as a type of structure than a business. If a fund acquired a diversified portfolio of mortgage loans directly, the SEC staff could not reasonably take the view that the mortgage notes were “issued” by persons in the same industry. Pooling that identical portfolio into a legal structure (the SPV) should not alter that conclusion.

To the contrary, the MBS structure itself “unconcentrates” the underlying instruments. There are no “primary characteristics” common to all mortgage backed securities. Even if there were some risks common to several obligors in an MBS, the whole nature of the MBS structure is to diversify and diffuse these risks broadly. Thousands of mortgages are pooled, then securitized. The resulting MBS is then subdivided into classes or tranches, each with separate economic characteristics. Whatever similar characteristics may have existed at the beginning are effectively diversified and diffused. While it is true that all MBS have one common characteristic, real estate, that is merely the collateral for the debt. In the case of other debt securities, the SEC and fund industry do not typically classify such instruments by their collateral type for industry concentration purposes. Presumably, for all these reasons, publicly available industry classifications such as SIC and NAICS do not classify MBS as an industry.

NAICS Codes (first adopted in 1997 to replace the SIC Codes (last updated in 1987)) do not classify asset backed securities, MBS or any equivalent security designation as a single industry. The very fact that the SEC classifications differ from widely accepted classifications proves the point that there is a great deal of subjectivity in this classification and that reasonable minds can and do differ. Thus, concluding that MBS are not any single industry is a “reasonable” classification. If the SIC and NAICS Codes do not classify MBS as a single industry, so should a fund be able to take the same position.

Securities and Exchange Commission

January 13, 2017

COMMENT 17	(Exhibit 12 – Form of Opinion of Tax Counsel)

In accordance with Rule 436 of the Securities Act of 1933, please confirm that the final opinion of tax counsel will include counsel’s consent to the following matters: (1) the discussion of the opinion in the Proxy Statement/Prospectus; (2) inclusion of the opinion as an exhibit to the Proxy Statement/Prospectus; and (3) reference to tax counsel in the Proxy Statement/Prospectus.

Response:	We confirm that the final opinion of tax counsel will include consent to the foregoing matters.

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If you have any questions or comments concerning the foregoing, please contact the undersigned at (312) 443-4425.

Sincerely,

/s/ Erik D. Ojala
Erik D. Ojala
Vice President and Secretary

cc:	Christopher P. Harvey, Esq.

Jill Damon, Esq.

Dechert LLP

David G. Van Hooser

Anmarie S. Kolinski

Charles F. McCain, Esq.

Jodie L. Crotteau

Harbor Funds